SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  May 18, 2006

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated May 18, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James Sinclair”

Date:   May 18, 2006

James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860) 364-0673 Email: investors@TanzanianRoyaltyExploration.com Website: www.TanzanianRoyaltyExploration.com	Form 20-F, File No. 0-50634 Trade Symbol: TSX: TNX AMEX: TRE Vancouver Office: Suite 1400 – 355 Burrard Street Vancouver, B.C. V6C 2G8 Tel: (604) 669-5598 Fax: (604) 669-8915

News Release -  May 18, 2006

Tanzanian Royalty’s RC Drill Program Completed at Luhala.

Diamond Drilling Contracts Sent Out For Tender

Tanzanian Royalty Exploration Corporation is pleased to announce that all assay results have been received from the Phase 6 drill program completed in April on its Luhala Gold Project in the Lake Victoria Greenstone Belt of Tanzania.

This latest phase of drilling included 15 Reverse Circulation (RC) drill holes representing some 986 metres of drilling.

All the RC holes were drilled in the Main Zone as no access was available to further test the Kiginga Anomaly, a new discovery, due to heavy rainfall. Three holes were drilled on the eastern limb of the Main Zone and 12 holes on the southern limb.

“We are enormously pleased with the broad distribution of gold values identified at Kisunge and intend to vigorously pursue further delineation of the mineralized zones discovered there to date,” said Tanzanian Royalty Chairman and CEO, Jim Sinclair.

Recent assays for the Kisunge Main Zone include the following:

Kisunge Main Zone
Hole No.	From (metres)	To (metres)	Intercept (metres)	Gold (grams/tonne)	Including
LRC-115	51	59	8	1.06
LRC-116	45	49	4	0.78	1m @ 1.45g/t
LRC-117	37	40	3	0.99
LRC-119	10	18	8	1.91	6m @ 2.35 g/t
LRC-120	19	24	5	1.91	4m @ 2.29 g/t

Hole No.	From (metres)	To (metres)	Intercept (metres)	Gold (grams/tonne)	Including
LRC-121	10	13	3	1.82	2m @ 2.39 g/t
LRC-122	21	24	3	1.08
LRC-123	16	18	2	1.09
LRC-126	32	43	11	1.38	5m @ 2.33 g/t
LRC-127	1	11	10	1.31	3m @ 2.50 g/t
LRC-127	53	55	2	1.26
LRC-128	17	21	4	1.43	2m @ 2.36 g/t

Because of the nature of such drilling techniques, it is not possible to determine the true width and orientation of the mineralized intersections reported in this release.

It has now been determined that the southern limb to the Main Zone represents a thinner, lower grade portion of the gold mineralization established there to date, with the higher grades typically being around the 2g/t level. This mineralization extends for a strike of approximately 200 metres, according to Tanzanian Royalty President, John Deane, who adds: “It has further been established that the main ore shoot on the Main Zone is on the eastern limb.”

Deane also notes that the strike length of this shoot is unknown as access in the south is limited and “diamond drilling will be required to confirm any extension in this direction.” The known strike length to date is approximately 200 metres, with grades and thicknesses of up to 29 metres averaging 2.66 g/t including 13 metres averaging 3.77 g/t. This limb is known to dip steeply at approximately 65 degrees, however, the plunge of the ore shoot has yet to be determined.

Future Plans

Due to the shallow dip of the southern limb, further RC drilling will be conducted to test the down-dip extension to the mineralization. Diamond drilling will be required on the eastern limb to test the strike of the mineralization to the south, and to drill a series of shallow (150 metres) diamond drill holes to determine the plunge to the shoot. This drilling is expected to begin in July after the rainy season is over.

Diamond drilling tenders have been sent out for a minimum of 1,000 metres of NQ-sized core drilling at Luhala which could be expanded depending on results. In addition, the Company has sent out tenders for approximately 1,700 metres of NQ core drilling on its Itetemia property which adjoins Barrick Gold’s Bulyanhulu mine, one of the largest underground gold producers in the world.

Analysis

Fire assay with flame AAS finish was conducted by SGS Laboratories in Mwanza, Tanzania. Duplicates and Standards were inserted in the sample stream sent to SGS. The duplicates have a positive correlation coefficient of 99.2%. In addition, 95% of the standards fall within the acceptable (5%) margins of error.

Qualified Person

The Company's Qualified Person is Mr. John Deane, the President of Tanzanian Royalty Exploration Corporation Limited. He has a M.Sc. from the University of Cape Town (1993) and is a registered scientist with SACNASP (Reg. No.400005/05).

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

click on the map to enlarge

507000 mE
507200 mE
507400 mE
507600 mE
507800 mE
508000 mE
508200 mE
9655600 mN
9655400 mN
9655200 mN
9655000 mN
9654800 mN
N
KISUNGE WEST EXTENSION
KISUNGE CENTRAL ZONE
KISUNGE MAIN ZONE
Intervals of Anomalous Gold Values In Trenches
April 2006 Phase 6 Collars In Yellow
Trenches
Drill Hole Collars
Tanzanian Royalty
EXPLORATION CORPORATION
Kisunge Hill Detail
RAB & RC
Drill Hole Collars
& Trenches
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